UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 23, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 22, 2013, announcing STMicroelectronics’ appointment of a new Audit Committee Chair.

PR N°C2716C

STMicroelectronics Announces Appointment of New Audit Committee Chair

Geneva, April 22, 2013 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today that Ms. Martine Verluyten has succeeded Mr. Tom de Waard as Chair of the Audit Committee of the ST Supervisory Board.

Ms. Verluyten has been a member of the ST Supervisory Board and has served on its Audit Committee since May 2012. Prior to that, she was Chief Financial Officer of Umicore N.V. until 2011. Over her long and distinguished career, she was Chief Financial Officer of Mobistar N.V. from 2001 to 2006 and she has held a number of senior financial positions at other companies. Ms. Verluyten began her career as an auditor at KPMG.

Didier Lombard, Chairman of the Supervisory Board, said: “On behalf of the ST Supervisory Board, I warmly welcome Martine to the prestigious chair of the Audit Committee of the Supervisory Board. Her insights and strong track record in finance and business management, coupled with the knowledge of ST acquired over the past year, will bring a strong leadership to the activities of the Audit Committee. My deep thanks go to Tom de Waard for his outstanding chairmanship of the Audit Committee; we will continue to benefit from his experience and contribution as a member of our Supervisory Board and other important Committees.”

Biography - Martine Verluyten

Until 2011, Martine Verluyten was the CFO of Umicore N.V. based in Brussels. Previously she had been CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. Ms. Verluyten had earlier been at Raychem since 1976, holding various management positions during her 23-year tenure, from Manager European Consolidations (1976-1979) to General Accounting Manager, based in the US (1979-1983).  She was promoted to Division Controller Telecom Division Europe in 1983 and in 1990 was also appointed Finance & Administration Director of Raychem NV. In 1995, she became Europe Controller Finance & Administration Director until 1999. Martine Verluyten began her career in 1973 at KPMG as an Auditor.  Ms. Verluyten is also an independent board member of 3i and Thomas Cook (as well as the Chair of its Audit Committee) and the Chair of the Audit Committee of the Flemish Region.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 158 077 785
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 23, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer